Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

First Quarter Ended March 31, 2015
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the three months ended March 31, 2015 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	March 31,	December 31,
	2015	2014

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 14)	11,287,244	8,172,598
Accounts receivable and prepaid expenses (Note 4)	308,397	413,880
Marketable securities (Note 5)	648,711	853,123
Inventory (Note 6)	274,768	274,768
	12,519,120	9,714,369

Non-current assets
Investment in associate (Note 7)	2,140,000	2,675,000
Reclamation deposit	36,551	34,548
Contingent shares receivable (Note 8)	51,000	69,600
Property, plant and equipment (Note 9)	831,983	880,371
Exploration and evaluation assets (Note 10)	30,019,462	28,644,758
	33,078,996	32,304,277
TOTAL ASSETS	45,598,116	42,018,646

LIABILITIES
Current liabilities
Trade and other payables	773,046	542,578

Non-current liabilities
Deferred income tax liability	1,839,482	1,839,482
Total Liabilities	2,612,528	2,382,060

EQUITY
Share capital (Note 11)	92,236,166	87,083,931
Reserves (Note 11)	11,338,186	11,005,757
Deficit	(60,588,764)	(58,453,102)
Total Equity	42,985,588	39,636,586
TOTAL EQUITY AND LIABILITIES	45,598,116	42,018,646
Commitments (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on May 15, 2015
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/ Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

			Three months ended March 31,
	2015		2014
	$		$
Revenue
Interest income		24,836	47,310
Other income		-	12,300
		24,836	59,610
Expenses
Impairment of exploration and evaluation assets		80,147	31,370
General and administrative expenses (Note 19)		767,692	646,498
General exploration expenses		136,848	159,880
Share-based payments		442,500	285,000
		1,427,187	1,122,748
Operating loss		(1,402,351)	(1,063,138)

Other (loss) income
Loss on investment in associate (Note 7)		(64,300)	(27,358)
Impairment of marketable securities (Note 5)		(81,000)	(81,000)
Impairment of investment in associate (Note 7)		(470,700)	-
Gain (loss) on fair-value of contingent share receivable (Note 8)		(18,600)	67,950
Foreign exchange loss		(98,711)	(2,526)
Net loss for the period		(2,135,662)	(1,106,072)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil		(123,412)	576,455
Other comprehensive income (loss) for the period		(123,412)	576,455

Total comprehensive loss for the period		(2,259,074)	(529,617)

Basic and diluted net loss per share (Note 13)		(0.02)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

			Three months ended March 31,
	2015		2014
	$		$
Operating activities
Net loss for the period		(2,135,662)	(1,106,072)
Items not affecting cash
Loss on investment in associate		64,300	27,358
Depreciation		48,388	61,016
(Gain) loss on fair value of contingent shares receivable		18,600	(67,950)
Impairment of marketable securities		81,000	81,000
Impairment of investment in associate		470,700	-
Impairment of exploration and evaluation assets		80,147	31,370
Share-based payments		442,500	285,000
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		105,483	59,246
Trade and other payable		230,468	(255,178)
Net cash used in operating activities		(594,076)	(884,210)
Investing activities
Reclamation deposit		(2,003)	-
Purchases of property, plant and equipment		-	(10,545)
Mineral properties - costs		(1,454,851)	(1,310,976)
Net cash used in investing activities		(1,456,854)	(1,321,521)
Financing activities
Issuance of shares, net of share issue costs		5,165,576	-
Net cash from financing activities		5,165,576	-

Net cash outflow		3,114,646	(2,205,731)
Cash and cash equivalents, beginning of period		8,172,598	11,994,773
Cash and cash equivalents, end of period		11,287,244	9,789,042
Supplemental cash and cash equivalents information - Note 14

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital			Reserves
				Equity settled			Available-for-
	Number of			employee			sale financial	Total
	shares	Amount		benefits	Warrants		assets	reserves	Deficit		Total
		$			$			$	$		$

Balance, January 1, 2014	64,578,321		81,151,042	9,874,023		284,621	51,524	10,210,168		(43,470,435)		47,890,775
Share-based payments	-		-	285,000		-	-	285,000		-		285,000
Total comprehensive loss for the period	-		-	-		-	-	-		(1,106,072)		(1,106,072)
Balance, March 31, 2014	64,578,321		81,151,042	10,159,023		284,621	51,524	10,495,168		(44,576,507)		47,069,703
Shares issued for cash on exercise of stock options	150,000		121,500	-		-	-	-		-		121,500
Fair value of share options transferred to share capital
on exercise of options	-		67,500	(67,500)		-	-	(67,500)		-		-
Share-based payments	-		-	280,800		-	-	280,800		-		280,800
Private placements and other	4,000,000		5,743,889	-		-	-	-		-		5,743,889
Finder's warrant issued pursuant to private placement	-		-	-		15,361	-	15,361		-		15,361
Total comprehensive loss for the period	-		-	-		-	281,928	281,928		(13,876,595)		(13,594,667)
Balance, December 31, 2014	68,728,321		87,083,931	10,372,323		299,982	333,452	11,005,757		(58,453,102)		39,636,586
Share-based payments	-		-	442,500		-	-	442,500		-		442,500
Private placements and other	4,420,000		5,152,235	-		-	-	-		-		5,152,235
Finder's warrant issued pursuant to private placement	-		-	-		13,341	-	13,341		-		13,341
Total comprehensive loss for the period	-		-	-		-	(123,412)	(123,412)		(2,135,662)		(2,259,074)
Balance, March 31, 2015	73,148,321		92,236,166	10,814,823		313,323	210,040	11,338,186		(60,588,764)		42,985,588

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

1.           Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, United States and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.           Basis of Presentation

(a)           Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”).

(b)           Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2014. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2014, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2015.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
2.	Basis of Presentation (Continued) (b) Basis of preparation (continued) Effective for annual periods beginning on or after January 1, 2018:

(i)
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(ii)
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2014.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three month period ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2015	2014
Accounts receivable	$234,573	$342,270
Excise tax receivable	28,064	-
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	125,245	151,095
	$308,397	$413,880

At March 31, 2015, the Company has recorded value added taxes of $46,119 (December 31, 2014 - $378,819) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
5.
Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss. During the three months ended March 31, 2015, the Company determined that $81,000 (March 31, 2014 - $81,000 loss) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.
Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at March 31, 2015 is $1,895,639 (December 31, 2014 - $2,200,086).

7.
Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project. Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000. Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s loss during the three months ended March 31, 2015 in the amount of $47,224 (March 31, 2014 - $27,358). The fair value of the investment at March 31, 2015 is $2,140,000 (December 31, 2014 - $2,675,000) as a result of an impairment of $535,000 (December 31, 2014 - $6,637,288).

The following table summarizes the financial information of Gold Mountain for its three months ended March 31, 2015 and its year ended December 31, 2014:

	March 31, 2015	December 31, 2014
Current assets	$3,021,544	$3,085,070
Non-current assets	$27,593,151	$27,661,031
Current liabilities	$17,826	$40,827
Non-current liabilities	$1,722,056	$1,664,608
Revenue	$771	$9,953
Net loss	$121,809	$379,047

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

8.
Contingent shares receivable

(a) Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $12,000 (December 31, 2014 - $15,000) based on management’s best estimate of the fair value of the common shares as at March 31, 2015 and a loss on fair value adjustment of $3,000 (March 31, 2014 – gain of $7,500) in the statements of comprehensive loss during the three months ended March 31, 2015.

(b) Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp (“Timmins”).  If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $39,000 (December 31, 2014 – 54,600) based on management’s best estimate of the fair value of the common shares as at March 31, 2015 and a loss on fair value adjustment in the statements of comprehensive loss during the period ended March 31, 2015 of $15,600 (March 31, 2014 – gain of $60,450).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682
Additions	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-
March 31, 2015	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682

Accumulated depreciation
December 31, 2014	455,039	130,092	302,583	167,320	60,202	339,880	27,181	965,014	2,447,311
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	6,467	455	3,041	3,600	246	6,080	-	28,499	48,388
March 31, 2015	461,506	130,547	305,624	170,920	60,448	345,960	27,181	993,513	2,495,699

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	-	569,974	880,371
March 31, 2015	79,754	8,648	37,505	44,405	4,658	115,538	-	541,475	831,983

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

10.	Exploration and evaluation assets

Exploration and evaluation assets	Tuligtic $	El Cobre $	Other Properties $	Total $
Acquisition costs: Opening balance - (December 31, 2014)	2,370,679	47,261	13,046	2,430,986
Additions	472,797	-	119	472,916
Closing balance - (March 31, 2015)	2,843,476	47,261	13,165	2,903,902
Deferred exploration costs:
Opening balance - (December 31, 2014)	24,287,724	1,456,727	469,321	26,213,772
Costs incurred during the period
Drilling and related costs	60,547	26,314	3,194	90,055
Professional/technical fees	47,161	17,667	14,001	78,829
Claim maintenance/lease costs	144,171	33,621	74,556	252,348
Geochemical, metallurgy	128,140	8,423	-	136,563
Technical studies	192,446	1,676	-	194,122
Travel and accommodation	87,085	-	-	87,085
Geology, exploration	84,396	1,263	170	85,829
Supplies and misc.	3,791	(45)	-	3,746
Reclamation, environmental	7,239	-	-	7,239
Value-added tax	33,512	-	12,607	46,119
Impairment of deferred exploration costs	-	-	(80,147)	(80,147)
Total deferred exploration costs during the period	788,488	88,919	24,381	901,788
Closing balance - (March 31, 2015)	25,076,212	1,545,646	493,702	27,115,560
Total exploration and evaluation assets	27,919,688	1,592,907	506,867	30,019,462

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
10.          Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.

(c)           Other

(i)	Nicoamen River

The Company staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada.

(ii)	Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada.

(iii)	Merit

The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.  The Company recorded a write-down in the three months ended March 31, 2015 of $nil (March 31, 2014 $nil).

(iv)	San Carlos

The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in the three months ended March 31, 2015 of $231 (March 31, 2014 - $213).

(v)	Yago & BP

In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs property in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% NSR royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.  In 2013, the Company’s carrying value of the properties was $438,530 resulting in a loss of $218,532.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

10.                      Exploration and evaluation assets (Continued)

(vi)           Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  In 2008, the purchase price was paid outright.  A bond in the amount of $138,929 (“Mineral property deposit”) to pay for the purchase of an NSR royalty was required to remain in place until the NSR is purchased.  The Company abandoned the claims in 2013 and the bond was released on June 3, 2014.

(vii)          Caldera
The Company acquired a 100% interest in the Caldera property by staking.  The Company recorded a write-down in the three months ended March 31, 2015 of $11,398 (March 31, 2014 - $17,362).

(viii)        ATW
The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim. Given no further expenditures were planned, the Company recorded a write-down in 2014 of $1,493,764 to a carrying value of $1.  During the three months ended March 31, 2015, the Company recorded a write-down of $35 (March 31, 2014 - $nil).

(ix)           Willow
In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking. Given that no further expenditures are planned, the Company recorded a write-down in 2014 of $874,897 to a carrying value of $1.  During the three months ended March 31, 2015, the Company recorded a write-down of $382 (March 31, 2014 - $nil).

(x)            Other write-downs of interest in exploration and evaluation assets
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $68,101 during the three months ended March 31, 2015 (March 31, 2014 - $13,795).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

11.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2015, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finder’s warrants of $13,341 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 0.56%; Expected life – 1 year; Expected volatility – 40.83%; and Expected dividend yield – 0%. In connection with the private placement, the company also incurred $146,797 share issue costs.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

(b)	Warrants

The continuity of warrants for the three months ended March 31, 2015 is as follows:

Expiry date	Exercise Price	December 31, 2014	Granted	Exercised	Expired/ cancelled	March 31, 2015
February 11, 2016	$ 2.00	-	2,210,000	-	-	2,210,000
February 11, 2016	$ 1.28	-	49,410	-	-	49,410
July 17, 2016*	$ 1.80	4,376,000	-	-	-	4,376,000
July 17, 2016	$ 1.50	186,000	-	-	-	186,000
August 1, 2015	$ 1.50	48,000	-	-	-	48,000
August 1, 2015	$ 2.00	2,000,000	-	-	-	2,000,000
		6,610,000	2,259,410	-	-	8,869,410
Weighted average
exercise price		$ 1.65	$ 1.98	-	-	$ 1.88

*
Exercise price is increased from $1.50 to $1.80 per share if the warrants are not exercised by January 17, 2015.  Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

(c)     Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2015, the Company had reserved 1,069,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the three months ended March 31, 2015 vested on the date granted.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
11.	Share capital and reserves (Continued)

c) Share purchase option compensation plan

The continuity of stock options for the three months ended March 31, 2015 is as follows:

Expiry date	Exercise price	December 31, 2014	Granted	Exercised	Expired/ cancelled	March 31, 2015
January 4, 2015	$ 1.14	970,000	-	-	(970,000)	-
February 22, 2015	$ 2.26	20,000	-	-	(20,000)	-
April 25, 2015	$ 1.67	25,000	-	-	-	25,000
June 21, 2015	$ 1.00	140,000	-	-	-	140,000
July 16, 2015	$ 0.92	200,000	-	-	-	200,000
August 27, 2015	$ 2.22	205,000	-	-	(100,000)	105,000
September 20, 2015	$ 2.67	100,000	-	-	-	100,000
November 22, 2015	$ 2.73	75,000	-	-	-	75,000
May 6, 2016	$ 1.51	65,000	-	-	-	65,000
June 8, 2016	$ 3.29	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$ 1.56	150,000	-	-	-	150,000
August 15, 2016	$ 2.93	150,000	-	-	-	150,000
October 10, 2016	$ 1.51	150,000	-	-	-	150,000
January 6, 2017	$ 1.12	-	1,180,000	-	-	1,180,000
May 4, 2017	$ 2.18	225,000	-	-	(25,000)	200,000
June 8, 2017	$ 2.25	75,000	-	-	-	75,000
September 11, 2017	$ 2.63	500,000	-	-	-	500,000
November 22, 2017	$ 2.53	100,000	-	-	-	100,000
April 4, 2018	$ 1.98	90,000	-	-	-	90,000
June 18, 2018	$ 1.66	250,000	-	-	-	250,000
January 2, 2019	$ 1.19	375,000	-	-	-	375,000
July 2, 2019	$ 1.50	150,000	-	-	-	150,000
Options outstanding and exercisable		6,285,000	1,180,000	-	(1,240,000)	6,225,000
Weighted average
exercise price		$ 2.29	$ 1.12	-	$ 1.48	$ 2.23

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

 (c)     Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the three months ended March 31, 2015, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,180,000	January 6, 2015	$ 1.12	0.56%	2	52.37%	$Nil

12.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014).  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended March 31,
	2015		2014

Salaries, fees and benefits	$216,205	(i)	$172,500	(i)
Share-based compensation	260,625	(ii)	285,000	(iii)
Director’s fees	48,000		48,000
	$524,830		$505,500

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 during the period ending March 31, 2015 (March 31, 2014 - $60,000) for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 695,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(iii)
Comprised of 375,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

12.	Related party transactions and balances (Continued)

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)  Other

(a)
During the three months ended March 31, 2015, the Company employed a person related to the Chairman for a salary of $10,400 less statutory deductions (March 31, 2014 - $7,250) for marketing and administrative services provided to the Company.

13.	Net loss per share Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2015 was based on the loss attributable to common shareholders of $1,600,662 (March 31, 2014 - $1,106,072) and a weighted average number of common shares outstanding of 71,085,654 (March 31, 2014 – 64,578,321).

The calculation of diluted net loss per share for the three month periods ended March 31, 2015 and 2014 did not include the effect of stock options and warrants as they are anti-dilutive.

14.	Supplemental cash flow information Supplemental information regarding non-cash transactions is as follows:

(a)	Supplemental information regarding the split between cash and cash equivalents is as follows:
	March 31, 2015	December 31, 2014

Cash	$1,787,244	$1,372,548
Term Deposits	9,500,000	6,800,050
	$11,287,244	$8,172,598

15.          Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
15.          Commitments (Continued)

As at March 31, 2015, the remaining payments for the executive contract and the operating lease are due as follows:

	2015	2016	2017	2018	2019	Total

Office lease	$60,750	$6,700	$-	$-	$-	$67,450
Executive contracts	378,750	505,000	505,000	505,000	-	1,893,750
	$439,500	$511,700	$505,000	$505,000	$-	$1,961,200

16.          Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$766,240	$343,911
Accounts receivable and prepaid expenses	-	6,770
Total assets	$766,240	$350,681

Trade and other payables	$93,697	$10,607
Total liabilities	$93,697	10,607

Net assets	$672,543	$340,074

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $77,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $34,000.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

16.          Financial instruments (Continued)

(b)           Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2015, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $95,000.

(e)           Commodity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $19,000.

(f)            Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars
16.         Financial instruments (Continued)

(g)	Classification of Financial instruments (continued)

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$648,711	$-	$-	$648,711

17.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

18.          Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	March 31,	December 31,
	2015	2014

Canada	$172,231	$1,086,763
United States	4	4
Mexico	30,679,210	28,438,362
	$30,851,445	$29,525,129

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

19.         General and administrative expenses

	Three months ended March 31,
	2015	2014

Professional fees	$204,739	$89,301
Salaries and benefits	188,339	136,098
Travel and promotion	90,129	122,389
Depreciation	48,388	61,016
Office and license	24,312	40,746
Rent	44,611	43,871
Stock exchange fees	93,704	77,826
Insurance	18,682	23,225
Transfer agent fees	6,788	4,026
Directors fees	48,000	48,000
	$767,692	$646,498

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2015
Presented in Canadian dollars

20.	Subsequent Events

Arrangement Agreement to Spin out Assets

On May 15, 2015, the Company announced that it has filed its Notice of Annual General and Special Meeting of Shareholders and the related Management Information Circular that details the proposed spin-out of Almaden’s early stage exploration projects, royalty interests and certain other non-core assets, into a new public company to be called Almadex Minerals Ltd. (“Almadex”).

Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement (“Plan of Arrangement”), shares of Almadex by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Almadex.